UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
New Valley Corporation
(Name of Subject Company)
Vector Group Ltd
VGR Holding Inc.
(Name of Filing Persons — Offerors)
Common Share, par value $0.01 per share
(Title of Class of Securities)
649080-50-4
(CUSIP Number of Class of Securities)
Joselynn D. Van Siclen
Vice President and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:
Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735

Calculation of Filing Fee

Transaction value*	Amount of filing fee
$75,972,894	$8,942

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (i) $7.90, the average of the high and low sales prices of New Valley Corporation’s common shares and (ii) 9,616,822, the maximum number of common shares to be acquired pursuant to the offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8,942. Filing Party: Vector Group Ltd.
Form or Registration No.: Form S-4. Date Filed: October 20, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 649080-50-4

1.	Name of Reporting Person: Vector Group Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,849,118

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): CO; HC

2

CUSIP No. 649080-50-4

1.	Name of Reporting Person: VGR Holding Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,849,118

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): CO; HC

3

CUSIP No. 649080-50-4

1.	Name of Reporting Person: Bennett S. LeBow		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,849,118

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): IN

4

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO and combined Amendment No. 21 to the joint statement on Schedule 13D (together with the Initial Schedule TO (as defined below), and as amended hereby, the “Schedule TO”), is filed by Vector Group Ltd., a Delaware corporation (“Vector”), its wholly owned subsidiary, VGR Holding Inc., a Delaware corporation (“VGR”), and, with respect to the Schedule 13D, Bennett S. LeBow (together with Vector and VGR, the “Reporting Persons”). The Schedule TO, amends and supplements (1) the Tender Offer Statement on Schedule TO filed on October 20, 2005 (the “Initial Schedule TO”) and (2) the Reporting Persons’ Statement on Schedule 13D, as amended, and relates to the offer by VGR to exchange 0.461 of a share of Vector common stock for each outstanding common share of New Valley Corporation, on the terms and conditions contained in Vector’s prospectus dated October 20, 2005, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1) and (a)(2) to the Initial Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
Items 1 to 11.
     The information set forth in the Offer is incorporated herein by reference with respect to Items 1-11 of this Schedule TO.
Item 12. Exhibits.

(a)(9)	Press Release dated October 20, 2005 (incorporated by reference to Form 425 filed by Vector on October 20, 2005).
Item 13. Information Required By Schedule 13e-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VGR HOLDING INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

BENNETT S. LEBOW By: Vector Group Ltd.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

Dated: October 20, 2005

EXHIBIT INDEX

(a)(9)	Press Release dated October 20, 2005 (incorporated by reference to Form 425 filed by Vector on October 20, 2005).